                                    JONES DAY

     555 West Fifth Street, Suite 4600 - Los Angeles, California 90013-1025
              TELEPHONE: (213) 489-3939 - FACSIMILE: (213) 243-2539



                                                     Direct Number: 213.243.2521
                                                         ecsmith@jonesday.com


                               September 29, 2004

VIA EDGAR AND FEDERAL EXPRESS

Nicholas P. Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


                        RE:   EDELBROCK CORPORATION

           SCHEDULE 13E-3                      PRELIMINARY PROXY ON SCHEDULE 14A
           FILED AUGUST 10, 2004               FILED AUGUST 10, 2004
           FILE NO. 5-53153                    FILE NO. 0-24802

Dear Mr. Panos and Ms. Losert:

           On behalf of Edelbrock Corporation ("Edelbrock") and in response to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in the SEC's letter dated September 7, 2004, we are electronically transmitting conformed copies of Edelbrock's revised Preliminary Proxy Statement (the "Revised Preliminary Proxy Statement") and Amendment No. 1 to Schedule 13E-3 (the "Amended 13E-3"), and we will also send one clean copy and three hard copies marked to show changes from the Preliminary Proxy Statement and Schedule 13E-3 filed with the SEC on August 10, 2004. For your convenience, the text of the Staff's comments has been included in this letter.

SCHEDULE 13E-3

GENERAL

           COMMENT 1. Financial information has been incorporated by reference in response to Item 13 of Schedule 13E-3. Notwithstanding the Historical Financial Data included at page 13,


                                  [LETTERHEAD]

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Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 2


please confirm that complete summarized financial information has been included as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://wwww.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer, and provide any missing financial information.

           Response: In compliance with Instruction 1 to Item 13 of Schedule 13E-3, Edelbrock has reviewed the requirements, and believes the summarized financial information included in the Schedule 13E-3 filed on August 10, 2004 complete under the applicable rules.

           COMMENT 2. Each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by the company or affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be summarized in detail in the disclosure document. Please file as an exhibit to the Schedule 13E-3 any materials presented to Mr. Edelbrock, the special committee and board in connection with the presentations and oral reports provided by Banc of America Securities LLC, as required by Item 1016(c) of Regulation M-A. In particular, see our comments regarding the November 18, 2003 and February 12, 2004 oral reports by Banc of America Securities. Also, please refer to our comment regarding the Edelbrock real estate appraisal.

           Response: In response to the Staff's comment, we respectfully note that Edelbrock believes that every report, opinion or appraisal received by Edelbrock or its affiliates from any third party related to the merger has been summarized in detail in the Revised Preliminary Proxy Statement and filed as an exhibit to the Schedule 13E-3 filed by the transaction parties as required by Rules 1015 and 1016 under Regulation M-A.

           Banc of America Securities reviewed materials with Mr. Edelbrock at the November 18, 2003 and February 12, 2004 meetings (the "Preliminary Meetings") and the organizational meeting held on March 11, 2004 (the "Organizational Meeting"). The materials reviewed at the Preliminary Meetings were customary "pitch books" prepared by Banc of America Securities for meetings with potential clients. Prior to such meetings, Banc of America Securities had been informed that a going private transaction involving Edelbrock was being considered by Mr. Edelbrock. The materials reviewed with Mr. Edelbrock at these meetings included general information regarding Banc of America Securities' qualifications to act as financial advisor to Mr. Edelbrock and general information regarding going private transactions. The materials reviewed with Mr. Edelbrock at the Preliminary Meetings and the Organizational Meeting also included certain information regarding the historical stock trading performance of Edelbrock common stock, an analysis of implied transaction statistics at various illustrative purchase prices (selected solely for illustrative purposes as a range of premiums to the then current market price

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Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 3


for shares of Edelbrock common stock) and information with respect to comparable companies and precedent transactions. Edelbrock and Mr. Edelbrock do not believe that the materials reviewed by Banc of America Securities with Mr. Edelbrock were material to the proposed transaction. Banc of America Securities did not perform a valuation or appraisal of the value of Edelbrock as a whole or of any interest in its stock, did not indicate an appropriate purchase price for the proposed merger consideration and did not render an opinion to Mr. Edelbrock on any basis. Accordingly, neither Edelbrock nor Mr. Edelbrock believes that these materials constituted, or were in relation to, a report, opinion or appraisal of Banc of America Securities and were not materially related to the merger. Therefore Edelbrock and Mr. Edelbrock believe that these materials are not required to be filed as exhibits to the Schedule 13E-3 filed by the transaction parties.

           COMMENT 3. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to describe the federal income tax consequences of the merger on Edelbrock, Edelbrock Holdings and Edelbrock Merger Sub. See pages 57 to 58 of the Revised Preliminary Proxy Statement.

PRELIMINARY PROXY MATERIALS

GENERAL

           COMMENT 4. The filing parties must expressly direct their fairness determinations to the "unaffiliated shareholders" rather than generally referring to "Edelbrock stockholders." Refer to pages 33 and 34. See Item 1014 of Regulation M-A.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to reflect that the filing parties directed their fairness determinations to the unaffiliated public Edelbrock stockholders, as opposed to the "Edelbrock stockholders" generally. See pages 33 and 34 of the Revised Preliminary Proxy Statement.

LETTER TO SHAREHOLDERS

           COMMENT 5. Indicate that shareholders wishing to exercise their appraisal rights must not vote in favor of the merger.

           Response: In response to the Staff's comment, the Letter to Shareholders to be submitted with the Revised Preliminary Proxy Statement has been revised to indicate that the Edelbrock stockholders wishing to exercise their appraisal rights must not vote in favor of the merger.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 4


           COMMENT 6. Please delete your reference to any board decision being "unanimous," given the absence of O. Victor Edelbrock from all relevant meetings and votes. Specifically, your use of the term "unanimous" may be confusing to the average investor given the circumstances surrounding the board's consideration of this transaction. Please make similar revisions throughout the remainder of your proxy materials.

           Response: As requested in the Staff's comment, Edelbrock has deleted the reference to votes taken by the Edelbrock board of directors with respect to the transaction as being "unanimous" throughout the Revised Preliminary Proxy Statement.

           COMMENT 7. Here, and elsewhere in the filing, indicate the total dollar value of the offer.

           Response: In response to the Staff's comments, the total dollar value of the offer has been included in the Letter to Stockholders and throughout the Revised Preliminary Proxy Statement where appropriate. See pages 2, 7 and 34 of the Revised Preliminary Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER, PAGE 8

SUMMARY TERM SHEET, PAGE 1

           COMMENT 8. The summary term sheet should "briefly" describe the material terms of the transaction. Currently, your term sheet continues for seven (7) pages. Further revise your information to provide a clear presentation of information that is material to investors. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

           Response: As requested in the Staff's comment, the Summary Term Sheet contained within the Revised Preliminary Proxy Statement (pages 1 to 6) has been shortened to provide a clearer and more concise presentation of information that is material to stockholders.

THE PARTICIPANTS, PAGE 1

           COMMENT 9. Name the affiliates to which you refer in your description of Edelbrock Holdings. Revise to place together the bullet points for each filing person, identify all of these persons and entities and state each person's and entity's position regarding the fairness of the transaction to unaffiliated shareholders.

           Response: On page 19 of the Preliminary Proxy Statement filed with the SEC on August 10, 2004 reference was made to Mr. Edelbrock's "affiliates." In response to the Staff's comment, pages 1, 18 and 19 of the Revised Preliminary Proxy Statement clarify that these affiliates are family trusts for which Mr. Edelbrock serves as trustee. In addition, pages 3, 8 and

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Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 5


34 of the Revised Preliminary Proxy Statement describe the position of each filing person regarding the fairness of the merger to Edelbrock's unaffiliated public stockholders.

PURPOSE OF THE MERGER, PAGE 3

           COMMENT 10. The summarized information in this section relates to why the special committee and the board deemed the merger consideration fair, not the purpose of the merger.

           Response: As requested in the Staff's comment, we have revised the "Summary Term Sheet -- Purpose of the Merger" section of the Preliminary Proxy Statement to better indicate the purpose of the merger, as opposed to the reasons why the special committee and board of directors deemed the merger consideration fair. See page 3 of the Revised Preliminary Proxy Statement.

MERGER FINANCING, PAGE 4

FEDERAL INCOME TAX CONSEQUENCES, PAGE 7

           COMMENT 11. Please delete the portion of the statement, advising shareholders to consult their own tax advisor regarding the federal tax consequences of the merger. It is not appropriate to summarize the material tax consequences and then urge shareholders to consult their own tax advisors. You may, however, urge shareholders to consult their own tax advisors with respect to their individual circumstances. Please revise throughout, as appropriate.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to delete statements advising Edelbrock stockholders to consult their own tax advisor regarding the federal income tax consequences of the merger. See pages 6, 9 and 57 to 59 of the Revised Preliminary Proxy Statement. In accordance with the Staff's comment, where appropriate, Edelbrock stockholders are advised to consult their own tax advisors with respect to their individual circumstances.

INFORMATION CONCERNING THE SPECIAL MEETING, PAGE 16

           COMMENT 12. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority. If you wish this authority, please provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional votes. Provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 6


           Response: In response to the Staff's comment, the appropriate voting box has been added to the proxy card so that Edelbrock's stockholders may decide whether to grant a proxy to vote in favor of postponement or adjournment of the special meeting for the solicitation of additional votes. Further, the "Information Concerning the Special Meeting" section of the Preliminary Proxy Statement has been revised to disclose that the proxy holders might postpone or adjourn the Special Meeting for the solicitation of additional votes if deemed appropriate in their discretion.

SPECIAL FACTORS, PAGE 20

BACKGROUND OF THE MERGER, PAGE 20

           COMMENT 13. Expand disclosure to summarize the oral reports that Banc of America Securities LLC provided to Mr. Edelbrock and members of Edelbrock management on November 18, 2003 and February 12, 2004. It appears that the discussions between Edelbrock and the financial advisor reported on the strategic goals, objectives, process and timing, and role and responsibilities of the parties to be involved. File any written reports such as drafts, talking papers, spread sheets, summaries, outlines and any board books prepared in connection with the November 18, 2003 and February 12, 2004 discussions and presentations by Banc of America Securities.

           Response: We respectfully refer the Staff to the response to Comment
2. For the reasons stated in the response to Comment 2, Edelbrock does not believe that the materials that Banc of America Securities reviewed with Mr. Edelbrock are required to be filed as an exhibit to the Schedule 13E-3 filed by the transaction parties.

           COMMENT 14. Please explain the significance of the Concord Energy Consultants letter on page 24.

           Response: In response to the Staff's comment, the reference to the Concord Energy Consultants letter has been deleted, since this communication is immaterial to the transaction.

           COMMENT 15. Further disclose the substance of discussions between Kerlin Capital and Banc of America Securities regarding the "financial metrics and other considerations that may affect the price at which it would be fair to cause a sale by the unaffiliated shareholders of Edelbrock common stock." Expand to summarize the valuation methodologies that were considered by the financial advisors on June 7, 2004.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to disclose the substance of the discussions between Kerlin Capital and Banc of America Securities. See pages 23 to 24 of the Revised Preliminary Proxy Statement.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 7


           COMMENT 16. In connection with Kerlin Capital's rejection of the $15.50 offer, please further explain the "encouraging advice given by Edelbrock's management during its usual quarter and investor conference calls on February 3, 2004 and May 4, 2004." Also, expand disclosure to explain the reference to the "possible unrecognized value of Edelbrock's real estate, perhaps not adequately reflected in Edelbrock's stock price."

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to further explain the guidance given by Edelbrock's management during its usual quarter end conference calls on February 3, 2004 and May 4, 2004, and also the discussion of the possible unrecognized value of Edelbrock's real estate. See pages 24 to 27 of the Revised Preliminary Proxy Statement.

           COMMENT 17. We note that based on the special committee's telephonic meeting on June 15, 2004, the special committee determined that it would attempt to obtain certain changes to the merger agreement, including that the transaction be approved by a majority of the holders of Edelbrock's common stock, other than Mr. Edelbrock and his affiliates. We then note that on June 21, 2004, Mr. Edelbrock revised his offer to $16.75, provided that the merger agreement required only the vote of approval by a majority of all outstanding shares of Edelbrock's common stock. Given that Mr. Edelbrock, together with his family trusts for which he serves as trustee, owns shares of Edelbrock common stock, constituting 51.2% of the total number and there therefore has the power to cause the merger agreement to be adopted and approved by Edelbrock's stockholders, describe and explain the special committee's consideration to this fact.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to explain the special committee's consideration of this fact. See page 26 of the Revised Preliminary Proxy Statement.

           COMMENT 18. We note that the unrecognized value of Edelbrock's real estate was a factor that Kerlin Capital considered in deciding to reject the $15.50 offer on June 10, 2004. We also note that Kerlin Capital appears to have based its later recommendation, at least in part, on the real estate appraisals that were provided throughout negotiations. You should revise disclosure to describe the special committee's consideration of this information to the extent that it impacted the special committee's decision to recommend the $16.75 offer. Disclose the results of the real estate appraisals.

           Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to reflect the results of the real estate appraisals received by Kerlin Capital. See pages 24 to 27 of the Revised Preliminary Proxy Statement. Because the results of these appraisals were lower than the initial estimates prepared by Kerlin Capital, the appraisals did not impact the special committee's decision to recommend the $16.75 offer.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 8


           COMMENT 19. On page 28, you refer to the Edelbrock board receiving and reviewing certain financial data regarding projected results of operations and cash flow at the time of and following the merger as prepared by Edelbrock's management and that this data showed an expectation of financial health for Edelbrock. To the extent the fairness advisor referred to these projections and used them to formulate its opinion, you must disclose the projections and explain how the expectation of financial health for Edelbrock impacted the fairness advisor's decision.

           Response: Edelbrock disclosed the projections and financial data Kerlin Capital relied on in formulating its fairness opinion in the Preliminary Proxy Statement, Schedule 13E-3 and exhibits thereto filed with the SEC on August 10, 2004. These projections are contained on pages 37 to 40 of the Revised Preliminary Proxy Statement.

PURPOSE OF THE MERGER, PAGE 28

           COMMENT 20. Note that you have not addressed the other filing persons and entities' reasons for soliciting the transaction at this time. Although you state on page 47 that Mr. Edelbrock and his affiliates determined to undertake the transaction at this time because Mr. Edelbrock and his affiliates believed that a long-term strategy for increasing the value of Edelbrock would be more readily achievable if Edelbrock were a privately held company, you should further expand disclosure to explain why Mr. Edelbrock chose the present time as opposed to other times in Edelbrock's operating history. See Item 7(c) of
Schedule 13E-3. Please note that conclusory statements such as "to allow its stockholders to realize the value of their investment in Edelbrock in cash at a price that represents a premium to the market price of Edelbrock common stock before the public announcement of the merger" does not comply with the disclosure requirements of Item 1013(a) of Regulation M-A.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to disclose the reasons why Mr. Edelbrock, Edelbrock and Edelbrock Holdings determined to engage in the merger now rather than at a later time. See page 28 of the Revised Preliminary Proxy Statement.

           COMMENT 21. Quantify the amount of savings Edelbrock Corporation is expected to receive if the going private transaction is successful.

           Response: In response to the Staff's comment, the Revised Preliminary Proxy Statement provides an approximate quantification of the expected savings Edelbrock will realize if the going private transaction is consummated. See page 28 of the Revised Preliminary Proxy Statement.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 9


RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE APPROVAL, PAGE 30

           COMMENT 22. Qualify the board's procedural fairness determination by indicating the transaction does not require a vote of unaffiliated shareholders and will proceed even if a majority of the unaffiliated shareholders oppose the transaction. See Question & Answer 21 in Exchange Act Release No.

17719.

           Response: In response to the Staff's comment, the "Special Factors -- Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval" section of the Preliminary Proxy Statement has been revised to explicitly state that the transaction does not require a vote of the unaffiliated Edelbrock stockholders and will proceed even if a majority of the unaffiliated Edelbrock stockholders oppose the transaction. See page 34 of the Revised Preliminary Proxy Statement.

           COMMENT 23. The factors set forth in Instruction (2) to Item 1014 of Regulation M-A are generally relevant to the fairness of the consideration offered in a going private transaction. If any of the listed factors were not considered, or were considered but not deemed relevant to the context of this transaction, this in itself may be material to the shareholder's understanding of the transaction. See Question and Answer 20 and 21 in SEC Release No. 17719 (April 13, 1981). Please revise to address all of the listed factors, or to explain why they are not relevant in the context of this transaction.

          Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to address the factors listed in Item 1014 of Regulation M-A, or to explain why they were not considered relevant in the context of this transaction. See pages 30 to 31 of the Revised Preliminary Proxy Statement.

           COMMENT 24. Disclose whether or not the full board considered any firm offers received in the past two years in reaching its fairness determination. See Instruction 2(viii) to Item 1014 of Regulation M-A and General Instruction E to Schedule 13E-3.

           Response: The Edelbrock board of directors did not consider any firm offers in the last two years. This fact has been disclosed in the Revised Preliminary Proxy Statement. See pages 33 and 36 of the Revised Preliminary Proxy Statement.

POSITION OF O. VICTOR EDELBROCK...AS TO THE FAIRNESS OF THE MERGER

           COMMENT 25. We note that the filing persons identified in this section have not adopted the analyses of the financial advisor. Revise to specifically address how these parties believed historical stock prices, going concern value, and net book value influenced their substantive

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 10


fairness determination. See Question and Answer 20 and 21 in SEC Release No. 17719 (April 13, 1981).

          Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to discuss the impact of Edelbrock's net book value, going concern value and historical stock prices on the determination by Mr. Edelbrock, Edelbrock and Edelbrock Holdings that the merger is fair with respect to Edelbrock's unaffiliated public stockholders. See pages 35 and 36 of the Revised Preliminary Proxy Statement.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, PAGE 40

           COMMENT 26. On page 41, we note your disclosure that the summary of Kerlin Capital's analyses described in this section is "not a complete description of the analyses underlying Kerlin Capital's opinion." Please clarify that this section summarizes all of the material analyses performed by Kerlin Capital.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to clarify that this section summarizes the material analyses performed by Kerlin Capital. See page 42 of the Revised Preliminary Proxy Statement.

           COMMENT 27. Describe the limitations set by the special committee regarding the financial advisor's attempt to solicit and qualify third party interest in a negotiated acquisition of Edelbrock.

          Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to describe the limitations imposed by the special committee on Kerlin Capital's ability to solicit third party indications of interest in acquiring all or any part of Edelbrock. See page 42 of the Revised Preliminary Proxy Statement.

COMPARABLE COMPANIES ANALYSIS, PAGE 43

           COMMENT 28. Expand the disclosure to explain Kerlin Capital's bases for viewing the inner quartiles range as a more useful data point than the absolute high and low data points.

           Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to disclose Kerlin Capital's basis for using the inner quartiles range in its valuation. See page 45 of the Revised Preliminary Proxy Statement.

           COMMENT 29. Explain Kerlin Capital's fairness determination given that the inner quartiles ranges for all three periods indicated that the premium in the Edelbrock transaction was

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 11


slightly below the one-day median premium; five-day median premium; and thirty-day median premium paid in Kerlin Capital's review of going private transactions.

           Response: Kerlin Capital did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. The Preliminary Proxy Statement has been revised to expand the disclosure with respect to this point. See pages 45 to 46 of the Revised Preliminary Proxy Statement.

DISCOUNTED CASH FLOW ANALYSIS, PAGE 44

           COMMENT 30. Explain Kerlin's fairness determination based on the discounted cash flow analysis yielding an implied equity valuation range for Edelbrock of approximately $12.58 to $22.33.

          Response: Kerlin Capital did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. The Preliminary Proxy Statement has been revised to expand the disclosure with respect to this point. See page 42 of the Revised Preliminary Proxy Statement.

HYPOTHETICAL STRATEGIC ACQUISITION ANALYSES, PAGE 46

           COMMENT 31. Disclose which companies comprise the 65 sample transactions. Also, please define the "general industrials category for the period from January 15, 2001 through April 2004."

           Response: The summary published information did not provide a list of specific companies used in Kerlin's analyses. The Preliminary Proxy Statement has been revised to clarify this issue. The Preliminary Proxy Statement has also been revised to include the definition of the "general industrial category for the period from January 15, 2001 through April 2004." See pages 47 to 48 of the Revised Preliminary Proxy Statement.

           COMMENT 32. Disclose the hypothetical range of purchase prices that would most likely be paid for Edelbrock in a strategic acquisition. Also, please disclose the "group of possible strategic buyers" that Kerlin Capital believed might have an interest in acquiring Edelbrock.

           Response: The hypothetical range of purchase prices is already included within the analysis. Kerlin Capital has revised its language included in the Revised Preliminary Proxy Statement to clarify that Kerlin Capital did not identify individual companies as part of its analysis. See page 48 of the Revised Preliminary Proxy Statement.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 12


           COMMENT 33. Disclose whether Kerlin Capital provided any conclusions for its valuation techniques to indicate how they support fairness. For example, explain how Mr. Edelbrock's refusal to sell his shares impacted the financial advisor's fairness determination since a strategic sale of the company was not possible. In this regard, explain what consideration, if any, the fairness advisor gave to the finding that the likely per share equity value of Edelbrock's common stock if sold to a strategic buyer would likely be in the range of $16.00 to $20.00 per share.

           Response: Although Mr. Edelbrock's refusal to sell his shares might have affected certain of the analyses prepared by Kerlin Capital (e.g., the Hypothetical Strategic Acquisitions Analyses), it would not have affected each of the analyses that Kerlin Capital performed. For these reasons, Kerlin Capital did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Kerlin Capital considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses take as a whole. The Preliminary Proxy Statement has been revised to expand the disclosure with respect to this point. See page 42 of the Revised Preliminary Proxy Statement.

ALTERNATIVES TO THE MERGER, PAGE 47

           COMMENT 34. Affirmatively state, if true, that neither Edelbrock nor any filing person considered any alternatives other than the first step tender offer followed by a second-step merger. See General Instruction E to Schedule 13E-3.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to indicate that Edelbrock did not seriously consider any alternatives other than the first step tender offer followed by a second-step merger already disclosed. See page 48 of the Revised Preliminary Proxy Statement. Page 48 of the Revised Preliminary Proxy Statement also describes alternatives to the merger that were considered by Mr. Edelbrock.

CERTAIN RISKS IN THE EVENT OF BANKRUPTCY, PAGE 52

           COMMENT 35. Since you have identified the "fraudulent conveyance" risk to stockholders, provide a prominent discussion earlier in the forepart of the proxy statement.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to include a discussion of the "fraudulent conveyance" risk to stockholders in the forepart of the Revised Preliminary Proxy Statement. See page 6 of the Revised Preliminary Proxy Statement.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 13


ACCOUNTING COMMENTS

PRELIMINARY PROXY MATERIALS (AS INCORPORATED BY REFERENCE INTO THE SCHEDULE 13E-3 FILING)

           COMMENT 36. Reflect the following comments in an amendment to the proxy statement.

           Response: We have revised the Preliminary Proxy Statement as described below.

FORWARD LOOKING INFORMATION; CERTAIN PROJECTIONS, PAGES 36 THROUGH 39

           COMMENT 37. Revise to include a brief discussion of the principal differences in assumptions that were used in preparing the March 10, 2004 projections that assume Edelbrock becomes a privately-held company, and the June 14, 2004 projections that assume Edelbrock remains a public company.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to include a brief discussion of the principal differences in assumptions that were used in preparing the March 10, 2004 projections that assume that Edelbrock becomes a privately-held company, and the June 14, 2004 projections that assume that Edelbrock remains a public company. See page 37 of the Revised Preliminary Proxy Statement.

MERGER FINANCING, PAGE 52 THROUGH 54

           COMMENT 38. We note your source of financing at a total cost of approximately $61 million will come from $53 million of debt financing of Edelbrock Holdings, and $6.1 million from Edelbrock's available cash. As disclosed in Edelbrock's Quarterly Report on Form 10-Q for the nine months ended March 25, 2004, we note an available cash balance of $5.9 million. Disclose that you plan to use all of Edelbrock's cash on hand, if true, and explain the expected source of any additional funds required to complete the merger transaction.

           Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to reference the approximate available cash balance of $12.5 million on hand for Edelbrock as of June 30, 2004, the end of its fiscal year. Edelbrock traditionally receives substantial revenues in its fourth quarter as part of the seasonal nature of its business. Edelbrock will not need to use all of its available cash on hand to pay fees, expenses and costs of consummating the transaction. See page 54 of the Revised Preliminary Proxy Statement.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 14


AGE OF FINANCIAL STATEMENTS AND WHERE STOCKHOLDERS CAN FIND MORE INFORMATION, PAGE 75

           COMMENT 39. Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

           Response:  The Staff's comment is duly noted.

           ACCOUNTANTS' REPORT

           COMMENT 40. File an accountants' report, with the definitive proxy statement, complying with Rule 12b-11 of the Exchange Act Rules. A copy of the manually signed accountants' report should be retained for five years. See Instruction 5 to Item 14 of Schedule 14A, and Rule 302 of Regulation S-T.

           Response: We respectfully ask the Staff to reconsider the comment. The Staff referred to Instruction No. 5 to Item 14 of Schedule 14A, which states: "If the financial statements are incorporated by reference, a signed copy of the accountant's report must be filed with the definitive proxy statement." The report dated August 28, 2003 of Grant Thornton LLP regarding Edelbrock's financial statements for the period ended June 30, 2003 is included in the Annual Report on Form 10-K that Edelbrock filed with the Commission on September 26, 2003. As described on page 77 of the Revised Preliminary Proxy Statement, that Annual Report (including Grant Thornton's report) is incorporated by reference into the Revised Preliminary Proxy Statement. The report of Grant Thornton regarding Edelbrock's financial statements for the period ended June 30, 2004 has been included in the Annual Report on Form 10-K for the period ended June 30, 2004 as filed on September 28, 2004, and that Annual Report (including the accountants' report) will be incorporated by reference into the definitive Proxy Statement.

           As stated above, the accountants' report for Edelbrock's most recent fiscal year ended June 30, 2004 has already been filed with the SEC. Filing a duplicate copy of the report with the definitive Proxy Statement subsequently filed will not provide any new information for stockholders.

           We note that the instructions to Item 13 of Schedule 13E-3 permit a company in a going private transaction to incorporate by reference its financial statements if they are contained in another document such as an Annual Report on Form 10-K that has previously been filed with the SEC. The instructions to Item 13 do not require the issuer to file a duplicate copy of a previously filed accountants' report that is incorporated by reference.

           For the reasons stated above, Edelbrock does not believe filing a previously filed accountants' report with the definitive Proxy Statement is necessary, nor helpful to the Edelbrock stockholders.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 15


CLOSING COMMENTS

           Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

           In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

           Response: The Staff's comments are duly noted, and, in response, a statement from Edelbrock is included as Attachment A to this letter.

Nicholas Panos, Esq.
Johanna Vega Losert, Esq.
September 29, 2004
Page 16


           We believe we have revised the Preliminary Proxy Statement and
Schedule 13E-3 in accordance with the Staff's comments. If you have any questions regarding the revised filings, please do not hesitate to contact me at
(213) 243-2521, or by facsimile at (213) 243-2539.


                                       Sincerely,

                                       /s/ Esme C. Smith
                                       --------------------------------
                                       Esme C. Smith

cc:        Mr. Jeffrey L. Thompson
           Mr. Aristedes T. Feles
           Mr. William K. Doyle
           Mr. Benjamin C. Sexton
           Mr. Craig L. Lawson
           Robert T. Clarkson, Esq.
           Sean M. McAvoy, Esq.
           John W. Edwards, II, Esq.
           Samuel A. Nolen, Esq.
           Marc L. Brown, Esq.
           Michael V. Gisser, Esq.
           John R. Light, Esq.
           Ann H. Woo, Esq.

                                                                    Attachment A

                                    STATEMENT

           This statement (the "Statement") is made as of September 29, 2004, by Edelbrock Corporation, a Delaware corporation (the "Company"), in connection with the filing of its revised Preliminary Proxy Statement and any further revisions thereto (the "Revised Preliminary Proxy Statement") and Amendment No. 1 to the transaction parties' Schedule 13E-3 and any further revisions thereto (the "Amended 13E-3") with the Securities and Exchange Commission (the "SEC") on September 29, 2004.

           In connection with the filing of its Revised Preliminary Proxy Statement and the Amended 13E-3 and in response to the request by the Staff of the SEC in its comment letter to the Company dated September 7, 2004, through execution of the Statement, the Company hereby acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the Revised Preliminary Proxy Statement and Amended 13E-3; (2) the Staff's comments or changes made to the Revised Preliminary Proxy Statement and Amended 13E-3 in response to the Staff's comments do not foreclose the SEC from taking any action with respect to the Revised Preliminary Proxy Statement and Amended 13E-3; and
(3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


                                            EDELBROCK CORPORATION

                                            By:  /s/ Jeffrey L. Thompson
                                                 -------------------------------
                                                 Jeffrey L. Thompson
                                                 Executive Vice President, Chief
                                                 Operating Officer